April 5, 2013 VIA EDGAR AND OVERNIGHT DELIVERY Mark P. Shuman Branch Chief-Legal

Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711

www.mayerbrown.com

David A. Schuette

Direct Tel +1 312 701 7363
Direct Fax +1 312 706 8201

dschuette@mayerbrown.com

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Textura Corporation

Amended Confidential Draft Registration Statement on Form S-1

Submitted March 13, 2013

CIK No. 0001565337

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2013 to Patrick J. Allin, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby publicly filing a registration statement for an offering of the Company’s common stock (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the comments from the Staff on the most recently submitted draft registration statement and certain other updating and conforming changes. All page numbers in the responses below refer to the Registration Statement, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from the most recently submitted draft registration statement.

General

1.                                      Our comments regarding the graphics in your prospectus will be conveyed separately.

Response:  The Company acknowledges the Staff’s comments and has revised the graphics in the prospectus.

Prospectus Summary

Recent Developments, page 5

2.                                      Please explain to us how you plan to account for the potential software development partnership you entered into in March 2013. In your response, please provide us with the accounting literature you considered in determining your accounting. Also, please revise your disclosures to describe how you will account for the partnership.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the negotiations of a definitive agreement for this potential software development arrangement are at a preliminary stage. Consequently, the terms and structure of this arrangement have not been determined. As a result, the accounting treatment for this arrangement is not determinable at this time. Nevertheless, the Company has included the disclosure regarding the development arrangement in order to inform investors of the potential for dilution through the issuance of additional shares of common stock and the Company undertakes to update the disclosure in future amendments as the terms and structure of the arrangement, and related accounting treatment, are finalized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Key Business Attributes, page 77

3.                                      Please expand the information responsive to prior comment 5 to provide quantitative data buttressing your qualitative descriptions of revenue predictability, or disclose why it is impractical to provide that information.

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 43 and 79 of the prospectus.

Certain Relationships and Related Person Transactions

Aon Risk Services, page 109

4.                                      You state that Aon Risk Services Company, Inc. is an affiliate of Aon Risk Services Central, Inc.; please briefly expand your disclosure to explain briefly the nature of this affiliation. For example, please disclose if the companies are both directly or indirectly controlled by Aon plc.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 117 of the prospectus.

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7363.

Sincerely,

/s/ David A. Schuette
David A. Schuette

Cc:                             Ivan Griswold, Securities and Exchange Commission

Melissa Feider, Securities and Exchange Commission

Christine Davis, Securities and Exchange Commission

Franco Turrinelli, Textura Corporation

Ryan Lawrence, Textura Corporation